

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2015

<u>Via E-mail</u>
Ted Holmes
Chief Financial Officer
Investors Real Estate Trust
1400 31st Ave SW, Suite 60
Minot, ND 58701

Re: Investors Real Estate Trust
Form 10-K for the fiscal year ended April 30, 2014
Filed on June 30, 2014
File No. 001-35624

Dear Mr. Holmes:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant